manning elliott

17th floor, 1030 West Georgia St., Vancouver, BC, Canada V6E 2Y3

Tel: 604. 714. 3600 **Fax:** 604. 714. 3669 **Web:** manningelliott.com

September 18, 2020

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Deputy Registrar, Securities Division
Office of the Superintendent of Securities, Newfoundland and Labrador

Re: Red White & Bloom Brands Inc. (the "Company")

We refer to the short form prospectus (the "Prospectus") of Red White & Bloom Brands Inc. (formerly Tidal Royalty Corp.) (the "Company") dated September 18, 2020 relating to the sale and issuance of (i) up to 29,000,000 units at a price of $0.75 per unit.

We consent to being named and to the use in the above-mentioned Prospectus, of our independent auditor's report dated November 28, 2019 to the shareholders of the Company on the following financial statements:

- Consolidated statements of financial position as at July 31, 2019 and 2018; and
- Consolidated statements of comprehensive loss, changes in equity (deficiency) and cash flows for the years ended July 31, 2019 and 2018, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from these consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of these consolidated financial statements. We have complied with the Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours truly,

Manning Elliott LLP

Vancouver, Canada